EXHIBIT 99(g)

                   GROWTH HOTEL INVESTORS COMBINED FUND NO 1.

                       CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1996, 1995 and 1994





                                 December 31, 1996




LIST OF CONSOLIDATED FINANCIAL STATEMENTS


      Reports of Independent Auditors' Report

      Consolidated Balance Sheets - December 31, 1996 and 1995

      Consolidated Statements of Operations - Years ended December 31, 1996,
            1995 and 1994

      Consolidated Statements of Changes in Partners' Capital (Deficit) - Years ended December 31, 1996, 1995 and 1994

      Consolidated Statements of Cash Flows - Years ended December 31,
            1996, 1995 and 1994

      Notes to Consolidated Financial Statements




To the Partners
Growth Hotel Investors Combined Fund No. 1,
Greenville, South Carolina



                          Independent Auditors' Report


We have audited the accompanying consolidated balance sheets of Growth Hotel Investors Combined Fund No. 1, (the "Partnership"), as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Au audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Growth Hotel Investors Combined Fund No. 1, as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                /s/ Imowitz Koeniz & Co., LLP
                                                Certified Public Accountants



New York, N.Y.
February 28, 1997 except for Note I.
which is dated March 14, 1997.


                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                              DECEMBER 31,

Assets                                                       1996        1995
 Cash and cash equivalents                               $  2,228     $  3,657
   Restricted cash                                              3          570
   Deferred costs and other assets                          1,108        1,100
 Investment properties
    Land                                                   10,369       10,369
    Buildings and related personal property                79,891       77,031
                                                           90,260       87,400
    Less accumulated depreciation                         (31,400)     (27,313)
                                                           58,860       60,087

      Total assets                                       $ 62,199     $ 65,414

Liabilities and Partners' Equity
   Accounts payable and other liabilities                $  1,337     $  1,552
   Due to an affiliate of the joint venture
       partner                                                827          756
   Notes payable                                           40,185       40,836
      Total liabilities                                    42,349       43,144

Minority interest in consolidated joint venture            (5,268)      (4,037)

Commitments

Partners' Equity:
 GHI                                                        7,767        8,153
 GHI II                                                    17,351       18,154

 Total partners' equity                                    25,118       26,307

 Total liabilities and partners' equity                  $ 62,199     $ 65,414



          See Accompanying Notes to Consolidated Financial Statements


                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (in thousands)
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                               FOR THE YEARS ENDED DECEMBER 31,
                                                  1996      1995      1994

Revenues:
  Hotel operations                               $ 38,154  $ 36,934  $ 34,583
  Interest revenue                                    173       222       283
    Total revenues                               $ 38,327  $ 37,156  $ 34,866

Expenses (including $5,602, $5,545 and
$5,305 paid to an affiliate of the joint venture partner in 1996, 1995, and 1994)

  Hotel operations                                 24,274    22,811    21,749
  Interest                                          4,227     4,139     4,169
  Depreciation                                      4,088     3,751     3,376
  General and administrative                          269         9        12
    Total expenses                                 32,858    30,710    29,306

Income before minority interest in
  joint venture's operations                        5,469     6,446     5,560

Minority interest in joint venture's operations       393       (76)      648

Net income                                       $  5,862  $  6,370  $  6,208


          See Accompanying Notes to Consolidated Financial Statements

       CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                                 (in thousands)

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                          Growth       Growth
                                          Hotel         Hotel
                                        Investors   Investors II    Total

Balance - December 31, 1993             $ 8,699      $19,329       $28,028
  Net income                              1,970        4,238         6,208
  Cash distributions                     (2,182)      (4,695)       (6,877)

Balance - December 31, 1994               8,487       18,872        27,359
  Net income                              2,021        4,349         6,370
  Cash distributions                     (2,355)      (5,067)       (7,422)

Balance - December 31, 1995               8,153       18,154        26,307
  Net income                              1,851        4,011         5,862
  Cash distributions                     (2,237)      (4,814)       (7,051)

Balance - December 31, 1996             $ 7,767      $17,351       $25,118


          See Accompanying Notes to Consolidated Financial Statements

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                               FOR THE YEARS ENDED DECEMBER 31,

Cash flows from operating activities:                 1996     1995      1994
Net income                                         $  5,862  $  6,370  $ 6,208
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation and amortization                      4,201     3,916    3,539
   Minority interest in joint venture's operations     (393)       76     (648)
   Change in operating assets and liabilities:
     Deferred costs and other assets                   (122)      (20)      (1)
     Accounts payable, other liabilities and due
      to an affiliate of the joint venture partner     (144)      412     (120)

Net cash provided by operating activities             9,404    10,754    8,978

Cash flows from investing activities:
   Additions to real estate                          (2,860)   (3,154)  (1,627)
   Restricted cash decrease (increase)                  567     1,418     (327)

Net cash used in investing activities                (2,293)   (1,736)  (1,954)

Cash flows from financing activities:
   Notes payable principal payments                    (651)     (525)    (500)
   Joint venture partner distributions                 (838)     (367)      --
   Cash distributions to partners                    (7,051)   (7,422)  (6,877)

Net cash used in financing activities                (8,540)   (8,314)  (7,377)

(Decrease) Increase in Cash and Cash Equivalents     (1,429)      704     (353)

Cash and cash equivalents at beginning of year        3,657     2,953    3,306

Cash and cash equivalents at end of year           $  2,228  $  3,657  $ 2,953

Supplemental disclosure of cash flow information:
 Interest paid in cash during the year             $  4,218  $  3,716  $ 4,045



          See Accompanying Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A - Organization and Significant Accounting Policies

Organization

Growth Hotel Investors, Combined Fund No. 1, (the "Partnership"), is a general partnership organized in 1986 under the laws of the State of California to acquire a majority interest in a joint venture, Hampton/GHI Associates No. 1, which was formed to acquire, manage and ultimately sell eighteen hotels which are franchised by Hampton Inns, Inc. ("Hampton"), a wholly owned subsidiary of the Promus Hotels, Inc. ("Promus"). The properties owned by the joint venture are located in Alabama, Arkansas, Georgia, Michigan, North Carolina, South Carolina, Tennessee and Texas.

The general partners are Growth Hotel Investors ("GHI") and Growth Hotel Investors II ("GHI II"); both are California limited partnerships which are affiliated through their general partners.

Cash is distributed first to the Partnership as a priority return on its invested capital prior to any distributions to Hampton. Income before depreciation and amortization is allocated between the Partnership and Hampton in the same ratio as their respective cash distributions. Depreciation and amortization are allocated on the basis of residual interests except for the expenses related to acquisition and loan fees paid by the Partnership which are allocated 100 percent to the Partnership. The residual interests in Hampton/GHI Associates No. 1 are 80 percent for the Partnership and 20 percent for Hampton.

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its majority owned joint venture. All significant intercompany transactions and balances have been eliminated. Losses in excess of capital contributions have been allocated to the minority interest as it is considered probable by the managing general partner that such losses will be recovered through gains from the eventual sale of the Partnership's properties.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Partnership expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was approximately $1,995,000 and $1,911,000 for the years ended December 31, 1996 and 1995, respectively.

Fair Value of Financial Instruments

In 1995, the Partnership implemented "Statement of Financial Accounting Standards No. 107," "Disclosure about Fair Value of Financial Instruments," as amended by "SFAS No. 119," "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value. The carrying amount of the Partnership's cash and cash equivalents approximates fair value due to short-term maturities. The Partnership estimates the fair value of its fixed rate mortgage by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership.

Investment Properties

In 1995 the Partnership adopted "FASB Statement No. 121," "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The effect of adoption was not material.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity, when purchased, of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Depreciation

Depreciation is computed using the straight-line method based on estimated useful lives ranging from 5 to 39 years.

Deferred Costs

Deferred costs represent financing costs, franchise fees and land lease cost. Financing costs are deferred and amortized, as interest expense, over the life of the related loans, which range from eight to ten years, or expensed, if financing is not obtained. Franchise fees paid in connection with the acquisition of the hotels are deferred and amortized over the lives of the franchise agreements, which are twenty years. Land lease costs paid in connection with the acquisition of certain hotels are deferred and amortized over the lives of the lease agreements, which are twenty years. At December 31, 1996 and 1995, accumulated amortization of deferred costs totaled $350,000 and $1,347,000, respectively. The fully amortized costs have been written off during 1996. Net deferred costs of $403,000 and $545,000 for 1996 and 1995, respectively, are included in deferred costs and other assets.

Net Income Allocation

Net income is allocated between GHI and GHI II based on the ratio of each partner's capital contribution to the Partnership.

Income Taxes

Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

Reclassifications:

Certain reclassifications have been made to the 1995 and 1994 balances to conform to the 1996 presentation.

Note B - Related Party Transactions

The Partnership has agreements with an affiliate of its joint venture partner, which provide for the management and operation of the joint venture properties and services provided under each property's franchise agreement. Fees paid pursuant to these agreements are generally based on a percentage of gross revenues from operations of the property and were $5,602,000 , $5,545,000 and $5,295,000 for the years ended December 31, 1996, 1995 and 1994, respectively. In addition, an affiliate of the managing general partner of GHI and GHI II, was paid fees of $10,000 relating to successful real estate tax appeals on certain of the Partnership's properties during the year ended December 31, 1994.


Note C - Restricted Cash

Restricted cash at December 31, 1996 and 1995, represents funds provided for and maintained by certain properties, pursuant to the related notes payable agreements, to meet future capital requirements and debt service payments.

Note D - Notes Payable

Properties and improvements are pledged as collateral for the related notes payable. The notes currently bear interest at rates ranging from 7.63 percent to 10 percent. The mortgages encumbering sixteen of the eighteen hotels that are owned by the joint venture are cross collateralized. Amortization of deferred financing costs totaled $103,000 for the year ended December 31, 1996, and $124,000 for each of the years ended December 31, 1995 and 1994. The notes are payable monthly and mature beginning in July 1997, through August 1997.

The mortgages encumbering the Partnership's Hampton Inn-Mountain Brook and Hampton Inn-Northlake properties in the amounts of approximately $2,543,000 and $2,366,000, respectively, matured on August 1, 1996. The Managing General Partner has been successful in extending these loans until August 1, 1997. The mortgage encumbering the remaining properties in the Combined Fund in the amount of approximately $35,276,000 matured on December 1, 1996. The Managing General Partner has been successful in extending these loans until July 1, 1997.

The Managing General Partner plans to liquidate the partnership upon the sale of the investment properties, which include payment of debt. If the sale does not consummate as planned, the Managing General Partner plans to negotiate extensions for those encumbrances which will mature in 1997.

The estimated fair values of the Partnership's aggregate debt is approximately $40,185,000. The estimate is not necessarily indicative of the amounts the Partnership may pay in actual market transactions.

Principal payments at December 31, 1996, are required as follows (in thousands):

1997                                         $40,185

Total                                        $40,185

Note E - Minimum Future Rental Commitments

Minimum future rental commitments on operating leases (including four land leases) at December 31, 1996, are payable as follows (in thousands):

1997                                         $  380
1998                                            380
1999                                            384
2000                                            390
2001                                            399
Thereafter                                    1,887

Total                                        $3,820

The land leases extend through 2004, 2006, 2007 and 2008 and contain options to extend the lease periods 20, 20, 50 and 40 years, respectively. Rental expense for these leases was $448,000, $478,000 and $481,000 in 1996, 1995 and 1994,
respectively.

Note F - Legal Proceedings

On February 21 and February 28, 1996, certain holders of limited partnership units in GHI and GHI II commenced separate actions against, among others, the general partner of GHI and GHI II, pertaining to the tender offer. On March 15, 1996, the above actions were settled and the settlement has received final court approval.

As required by the settlement of the class action brought in connection with the tender offer made by Devon Associates discussed in "Note H", the Partnership, GHI and GHI II ("the Sellers") marketed all of their properties for sale. In this regard, the Sellers retained Bear, Sterns & Co. Inc. to assist in the marketing of such properties. As of March 14, 1997, the Sellers and the joint ventures in which the Sellers have a controlling interest and Equity Inns Partnrship, L.P. (the "Buyer") entered into certain purchase and sale agreements pursuant to which the Buyer agreed to purchase from these entities the twenty-eight hotels owned directly or indirectly by these entities for an aggregate purchase price of $182 million, subject to adjustment. The closing of these sales, which is anticipated to occur during the second quarter of 1997, is subject to many conditions including, favorable completion by the Buyer of its due diligence review and GHI and GHI II receiving consents to the sale from their respective limited partners holding a majorty of the outstanding limited partnership interests in GHI and GHI II. Accordingly, there can be no assurance that the sale will be consummated with the Buyer or any other potential buyer.

Note G - Investment Properties and Accumulated Depreciation

                                                            Initial Cost To Partners
                                                                               Cost
                                                            Buildings And    (Removed
                                                               Related     Subsequent To
Description                             Encumbrances  Land     Property     Acquisition
                                                        (amounts in thousands)
Growth Hotel Investors
  Combined Fund No. 1:

Hampton Inn - Memphis I40 East
  Memphis, Tennessee                     $ 1,771    $    --     $ 3,838       $  541
Hampton Inn - Columbia-West
  West Columbia, South Carolina            2,062        350       4,133          324
Hampton Inn - Spartanburg
  Spartanburg, South Carolina              1,767        275       3,545          357
Hampton Inn - Little Rock-North
  North Little Rock, Arkansas              2,015        524       3,862          315
Hampton Inn - Amarillo
  Amarillo, Texas                          1,120        501       1,810          396
Hampton Inn - Greenville
  Greenville, South Carolina               2,054        539       3,942          106
Hampton Inn - Charleston Airport
  North Charleston, South Carolina         2,144        495       4,205          323
Hampton Inn - Memphis-Poplar
  Memphis, Tennessee                       2,798      1,236       4,993           71
Hampton Inn - Greensboro
  Greensboro, North Carolina               1,982        439       3,866          254
Hampton Inn - Birmingham
  Birmingham, Alabama                      2,426        758       4,447           64
Hampton Inn - Atlanta-Roswell
  Roswell, Georgia                         2,643      1,207       4,668         (141)
Hampton Inn - Chapel Hill
  Chapel Hill, North Carolina              2,257        930       3,926           (5)
Hampton Inn - Dallas-Richardson
  Richardson, Texas                        2,769      1,371       4,766         (311)
Hampton Inn - Nashville-Briley Parkway
  Nashville, Tennessee                     2,183         --       4,796          (23)
Hampton Inn - San Antonio-Northwest
  San Antonio, Texas                       2,451        781       4,475          (58)
Hampton Inn - Madison Heights
  Madison Heights, Michigan                2,834        963       5,323          653
Hampton Inn - Mountain Brook
  Birmingham, Alabama                      2,543         --       4,782          699
Hampton Inn - Northlake
  Atlanta, Georgia                         2,366         --       4,439          510

TOTAL                                    $40,185    $10,369     $75,816       $4,075


                                     Gross Amount At Which Carried
                                         at December 31, 1996
                                         Building And          Accumulated     Year of       Date of    Depreciable
Description                         Land  Improvements   Total  Depreciation  Construction  Acquisition   Life-Years

Growth Hotel Investors
Combined Fund No. 1:                                                             (Amounts in thousands)

Hampton Inn - Memphis I40 East
  Memphis, Tennessee               $    -- $ 4,379     $ 4,379    $ 1,769        1984         12/19/86      5-30 Yrs
Hampton Inn - Columbia-West
  West Columbia, South Carolina        350   4,457       4,807      1,845        1985         12/19/86      5-30 Yrs
Hampton Inn - Spartanburg
  Spartanburg, South Carolina          275   3,902       4,177      1,616        1984         12/19/86      5-39 Yrs
Hampton Inn - Little Rock-North
  North Little Rock, Arkansas          524   4,177       4,701      1,600        1985         12/19/86      5-39 Yrs
Hampton Inn - Amarillo
  Amarillo, Texas                      501   2,206       2,707        919        1985         12/19/86      5-39 Yrs
Hampton Inn - Greenville
  Greenville, South Carolina           539   4,048       4,587      1,608        1985         12/19/86      5-30 Yrs
Hampton Inn - Charleston Airport
  North Charleston, South Carolina     495   4,528       5,023      1,808        1985         12/19/86      5-39 Yrs
Hampton Inn - Memphis-Poplar
  Memphis, Tennessee                 1,236   5,064       6,300      2,006        1985         12/19/86      5-30 Yrs
Hampton Inn - Greensboro
  Greensboro, North Carolina           439   4,120       4,559      1,600        1986         12/19/86      5-39 Yrs
Hampton Inn - Birmingham
  Birmingham, Alabama                  758   4,511       5,269      1,757        1987         12/19/86      5-30 Yrs
Hampton Inn - Atlanta-Roswell
  Roswell, Georgia                   1,207   4,527       5,734      1,621        1987         03/04/87      5-30 Yrs
Hampton Inn - Chapel Hill
  Chapel Hill, North Carolina          930   3,921       4,851      1,445        1987         03/04/87      5-30 Yrs
Hampton Inn - Dallas-Richardson
  Richardson, Texas                  1,371   4,455       5,826      1,542        1987         03/04/87      5-30 Yrs
Hampton Inn - Nashville Briley
  Parkway
  Nashville, Tennessee                  --   4,773       4,773      1,728        1987         03/04/87      5-30 Yrs
Hampton Inn - San Antonio-Northwest
  San Antonio, Texas                   781   4,417       5,198      1,523        1987         06/23/87      5-30 Yrs
Hampton Inn - Madison Heights
  Madison Heights, Michigan            963   5,976       6,939      2,454        1987         12/29/87      5-30 Yrs
Hampton Inn - Mountain Brook
  Birmingham, Alabama                   --   5,481       5,481      2,380        1988         12/19/87      5-30 Yrs
Hampton Inn - Northlake
  Atlanta, Georgia                      --   4,949       4,949      2,179        1988         09/15/88      5-30 Yrs
                                   $10,369 $79,891     $90,260    $31,400


Reconciliation of Investment Properties and Accumulated Depreciation:

                                   Years Ended December 31,
                                  1996         1995       1994
                                        (in thousands)

Balance at beginning of year    $ 87,400    $ 94,793   $ 93,166
Property improvements              2,860       3,154      1,627
Retirement of assets                  --     (10,547)        --

Balance at end of year          $ 90,260    $ 87,400   $ 94,793

Accumulated Depreciation

Balance at beginning of year    $ 27,313    $ 34,108   $ 30,732
Additions charged to expense       4,087       3,752      3,376
Retirement of assets                  --     (10,547)        --

                                $ 31,400    $ 27,313   $ 34,108

The aggregate cost of the real estate for Federal income tax purposed at December 31, 1996, 1995 and 1994, respectively is approximately $100,824,000, $97,964,000 and approximately $94,803,000, respectively. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996, 1995 and 1994, is approximately $47,821,000, $43,650,000 and $39,142,000, respectively.

Note H - Tender Offers

On February 15, 1996, Devon Associates ("Devon") offered to purchase up to 21,000 and 15,000 limited partnership outstanding units (the "Units") of GHI II, and GHI, respectively. Devon Associates acquired 17,287 and 13,396 units, with respect to these offers, respectively. The offer for the partnerships Units was at a purchase price of $750 and $705, respectively, per unit, net to the seller in cash, without interest, upon the terms and conditions set forth in the offer to purchase. Certain beneficial owners of Devon are affiliated with the general partners of GHI II and GHI. In addition, an affiliate of Insignia is both a shareholder in the general partner of Cayuga Associates, LP, the controlling general partner in Devon, and a limited partner in Devon.

Note I - Subsequent Event

As required by the settlement of the class action brought in connection with the tender offer made by Devon Associates discussed in "Note H", the Partnership, GHI and GHI II ("the Sellers") marketed all of their properties for sale. In this regard, the Sellers retained Bear, Sterns & Co. Inc. to assist in the marketing of such properties. As of March 14, 1997, the Sellers and the joint ventures in which the Sellers have a controlling interest and Equity Inns Partnrship, L.P. (the "Buyer") entered into certain purchase and sale agreements pursuant to which the Buyer agreed to purchase from these entities the twenty-eight hotels owned directly or indirectly by these entities for an aggregate purchase price of $182 million, subject to adjustment. The closing of these sales, which is anticipated to occur during the second quarter of 1997, is subject to many conditions including, favorable completion by the Buyer of its due diligence review and GHI and GHI II receiving consents to the sale from their respective limited partners holding a majorty of the outstanding limited partnership interests in GHI and GHI II. Accordingly, there can be no assurance that the sale will be consummated with the Buyer or any other potential buyer.